                                                                    Exhibit 2(a)



                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-8418) of Elsag Bailey Process Automation N.V. of our report dated March 3, 1998 appearing on page 53 of the 1997 Annual Report to Shareholders which is incorporated by reference in this Annual Report on Form 20-F. We also consent to the incorporation by reference of our report on the Financial Statement Schedule, which appears on page F-2 of this Annual Report on Form 20-F.


PRICE WATERHOUSE LLP
Cleveland, Ohio

May 14, 1998